Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-287714

Final Term Sheet

AMERICAN TOWER CORPORATION

May 19, 2026

Issuer:	American Tower Corporation (“AMT”)

Coupon:	4.000% Senior Notes due 2033

Principal Amount:	€750,000,000

Maturity Date:	September 1, 2033

Offering Format:	SEC registered (Registration No. 333-287714)

Trade Date:	May 19, 2026

Settlement Date(1):	May 27, 2026 (T+5)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Benchmark Security:	DBR 2.600% due August 15, 2033

Benchmark Security Price and Yield:	97.200 / 3.036%

Spread to Benchmark Security:	+102.1 basis points

Mid-Swap Yield:	3.107%

Spread to Mid-Swap Yield:	+95 basis points

Price to Public:	99.663%

Ratings(2):	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	Annually on September 1 of each year, commencing on September 1, 2026 (short first coupon)

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-whole Call:	Prior to July 1, 2033 (two months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 15 basis points

Par Call:	At any time on or after July 1, 2033 (two months prior to their maturity date)

Redemption for Tax Reasons:	If certain events occur involving changes in United States taxation, AMT may redeem the notes, in whole, but not in part, at 100% of their principal amount, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

ISIN / Common Code:	XS3389205470 / 338920547

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness drawn under the 2021 Multicurrency Credit Facility, to the extent it has been drawn upon in euros to repay €500.0 million aggregate principal amount of the 1.950% Notes, and for general corporate purposes.

Listing:	AMT intends to apply to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization / FCA

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately €742.7 million ($866.7 million), after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately €500.0 million ($583.5 million) of the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility, and approximately €242.7 million ($283.2 million) for general corporate purposes.

Joint Book-Running Managers:	J.P. Morgan Securities plc BNP PARIBAS Citigroup Global Markets Limited Crédit Agricole Corporate and Investment Bank Merrill Lynch International Mizuho International plc

Senior Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

ING Bank N.V.

Morgan Stanley & Co. International plc

PNC Capital Markets LLC

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company

SMBC Bank International plc

TD Global Finance unlimited company

U.S. Bancorp Investments, Inc.

Co-Manager:	The Standard Bank of South Africa Limited

(1)

We expect that the delivery of the notes will be made against payment on May 27, 2026, which is the fifth business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated May 19, 2026 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Prohibition of Sales to EEA Retail Investors: The notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, (a) the expression “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for such securities. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II professionals/ECPs-only: Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Prohibition of Sales to UK Retail Investors: The notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, (a) the expression “retail investor” means a person who is one (or both) of the following: (i) not a “professional client”, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law in the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); or (ii) not a “qualified investor” as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (“POATRs”); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to buy or subscribe for such securities. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (the “DISC Sourcebook”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC Sourcebook and The Consumer Composite Investments (Designated Activities) Regulations 2024.

United Kingdom MiFIR professionals/ECPs-only: Manufacturer target market (FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”)) is eligible counterparties and professional clients only (all distribution channels). Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Standard Bank of South Africa Limited and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities plc at +44-20 7134-2468 (Non-U.S. investors) or J.P. Morgan Securities LLC collect at 1-212-834-4533 (U.S. investors), BNP PARIBAS at 1-800-854-5674, Citigroup Global Markets Limited at 1-800-831-9146, Crédit Agricole Corporate and Investment Bank at 1-866-807-6030, Merrill Lynch International at +44 (0)20 7995 3966 (Non-U.S. investors) or 1-800-294-1322 (U.S. investors), or Mizuho International plc at +44 20 7248 3920.